SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

1934 Act Registration No. 1-14700

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No.121 Park Avenue III

Science-Based Industrial Park

Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

Date: April 29, 2003	By	/s/ HARVEY CHANG
Harvey Chang Senior Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE

1Q03 Quarterly Release April 29, 2003

CONTACT IN TAIWAN

Julie Chan / Eric Chiang/Leon Ku

Finance Division

TSMC

invest@tsmc.com.tw

886-3-568- 2080/ 2087/ 2088

CONTACT IN NEW YORK

Daniel Loh/Mami Ogawa

Director/Vice President

The Global Consulting Group

dan.loh@tfn.com/

mami.ogawa@tfn.com

212-807-5061/ 212-807-5075

Topics in This Release

•	Summary Operation Results

•	Management Commentary

•	Guidance & Forward- Looking Statements

•	Conference Call/ Webcast Notice

8 A.M. Eastern/ 8 P.M. Taiwan

•	Management Report

(Hsin-Chu, Taiwan, R.O.C., April 29, 2003)

Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) (“TSMC” or “the Company”), the world’s largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the quarter ended March 31, 2003. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

TSMC Announces 1Q03 Unconsolidated Results:

Revenues NT$39.325 Billion, Net Income NT$4.358 Billion

Fully Diluted EPS NT$0.23 (US$0.03 per ADS)

•	Revenues decreased 4% sequentially due to a 7% decline in average selling price, partly offset by a 2% increase in wafer shipments and an adjustment on sales return and allowance.
•	Net income increased 71% sequentially, mainly reflecting lower R&D expenditures, reduced investment losses, and more favorable income tax results.
•	Fully diluted EPS rose 74% on a sequential basis.
•	Financial indicators (cash flow generation, liquidity, debt service) remained healthy.

Management Commentary

–	Harvey Chang, SVP & CFO:

“TSMC’s 1Q03 results were characterized by much improved net earnings despite slightly lower sales revenues than in the previous quarter.

“Our net income rose 71% sequentially to NT$4.358 billion. Although gross profit dipped slightly with our sales revenues, net income was substantially higher due to lower R&D expenditures, reduced investment losses, and favorable income tax results.

“Net sales in 1Q03 were 4% lower sequentially at NT$39.325 billion. The shortfall was attributable to softer average pricing, offset in part by a higher level of wafer shipments and a minor adjustment on sales return and allowance.

“Wafer shipments during the quarter increased 2% sequentially. Efficiencies associated with the higher output acted to offset some of the effect of the pricing erosion, resulting in a gross margin of 26.4%, essentially the same as in the previous quarter.

“We are very much encouraged by these results. Not only did they improve on our guidance, they were achieved amid a number of constraints, such as the Chinese New Year holidays and the scheduled annual maintenance plans of our various fabs.

“We expect this fine performance to extend into a firm trend of growth and improving profitability in the coming quarter.”

Please visit TSMC's Web site (http://www.tsmc.com) for details about this and other announcements.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 2

Guidance & Forward-LookingStatements:

Based upon the current business outlook, guidance for 2Q03 is as follows:

➢	We expect:

-	Wafer shipments to grow above 20% on a sequential basis;

-	ASP to improve by 4% due to better product mix;

-	Revenues from advanced-process technologies (0.18um and more advanced) to account for about 60% of total wafer sales;

-	An overall utilization rate exceeding 80%, with capacities capable of advanced-process technologies to be utilized at a rate higher than 85%;

-	Business demand to improve across all customer application segments. The consumer segment should report the strongest growth momentum, followed by the computer segment and the communication segment, respectively.

➢	We continue to expect that CAPEX in 2003 will be within the range of US$1.0 to US$1.5 billion.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on May 9, 2002, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 3

Conference Call at 8 A.M. Eastern Time on April 29, 2003 (Tuesday)

Dial-in Access (listen only):

United States
1-303-262-2190

Other Locations
852-3009-5027

(Code: “TSMC”)

Webcast Access:

http://www.tsmc.com

Conference Call & Webcast Notice:

•	TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Tuesday, April 29, 2003.
•	The conference call will also be Webcast live on the Internet.
•	Investors wishing to access the live Webcast should visit TSMC’s Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.

Instructions will be provided on the Website to facilitate the downloading and installation of necessary audio applications.

•	Investors without Internet access may listen to the conference call by dialing 1-303-262-2190 in the U.S. and 852-3009-5027 in other locations (Security Code: TSMC).
•	An archived version of the Webcast will be available on the TSMC Web site for six months following the Company’s quarterly review conference call and Webcast.

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.

Fab 12

No. 6, Lin Hsin Road 6,

Science-Based Industrial Park,

Hsin-Chu 300,

Taiwan, R. O. C.

Tel: 886/3/563-6688

http://www.tsmc.com

TSMC Profile:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

# # #

FOR IMMEDIATE RELEASE

1Q03 Quarterly Management Report April 29, 2003

CONTACT IN TAIWAN

Julie Chan/ Eric Chiang/ Leon Ku

Finance Division

TSMC

invest@tsmc.com.tw

886-3-568-2080/ 2087/ 2088

CONTACT IN NEW YORK

Daniel Loh/ Mami Ogawa

Director/Vice President

The Global Consulting Group

dan.loh@tfn.com/

mami.ogawa@tfn.com

212-807-5061/ 212-807-5075

Topics in This Report

•	Operation Results Review

•	Financial Condition Review

•	Cash Flow Strength Review

•	Capital Commitment & Capacity

•	Recap of Important Events

Operation Results Review:

Summary:

(Amount in NT$Bn except for EPS)				Comparisons
	1Q03	4Q02	1Q02	QoQ	YoY
EPS (NT$ per com.sh.)	0.23	0.13	0.35	74%	(34)%
(US$ per ADR unit)	0.03	0.019	0.05	58%	(40)%
Net Sales	39.33	41.15	35.79	(4)%	10%
Gross Profit	10.39	10.68	12.03	(3)%	(14)%
Operating Expenses	(4.19)	(5.03)	(3.85)	(17)%	9%
Non-op Exp. & Invest.	(2.02)	(2.57)	(1.16)	(22)%	73%
Net Income	4.36	2.55	6.59	71%	(34)%
Wafers Shipped (8”equiv.)	694K	682K	599K	2%	16%
Capacity Utilization	67%	61%	67%

Remarks:

TSMC today announced EPS of NT$0.23 (US$0.03 per ADR unit) for the first quarter of 2003. EPS figures in the latest quarter represent a 74% increase compared with 4Q02.

Operational results in 1Q03 are summarized below:

Net sales of NT$39.325 billion, a decrease of 4% sequentially, due to a 7% decline in average selling price in U.S. dollar terms partially offset by a 2% rise in wafer shipments and an adjustment of sales return and allowance;

Gross profit of NT$10.386 billion, a 3% decline sequentially, primarily due to a 4% decline in sales revenues. Efficiencies associated with the higher level of wafer output acted to offset some of the erosion in average pricing, resulting in a gross margin of 26.4%, virtually the same as that in 4Q02;

Operating expenses of NT$4.191 billion, a decrease of 17% sequentially, with lower research and development expenditures (NT$2.5 billion versus NT$3.7 billion in 4Q02) partly offset by higher selling and administrative overhead (NT$1.7 billion versus NT$1.4 billion);

Losses from net non-operating items and investments aggregated NT$2.015 billion. This represented a 22% improvement on a sequential basis, mainly reflecting improved performances by Wafertech and the venture-capital entity, InveStar;

Income before tax of NT$4.180 billion, up 36% sequentially. With investment tax credits and a more favorable tax result, TSMC’s 1Q03 net income increased 71% to NT$4.358 billion.

6

Taiwan Semiconductor Manufacturing Company, Ltd.

April 29, 2003

Table 1

Revenue Analysis (Incl. Outputs from Affiliates)

By Application	1Q03	4Q02	1Q02
Computer	41%	39%	56%
Communication	38%	35%	18%
Consumer	13%	18%	21%
Industrial / Others	6%	5%	3%
Memory	2%	3%	2%

By Technology	1Q03	4Q02	1Q02
X ≤ 0.13 μ	11%	8%	1%
0.13 μ < X ≤ 0.15 μ	21%	24%	30%
0.15 μ < X ≤ 0.18 μ	21%	21%	22%
0.18 μ < X ≤ 0.25 μ	24%	25%	25%
0.25 μ < X ≤ 0.35 μ	12%	11%	13%
X ≥ 0.50 μ	11%	11%	9%

By Customer Type	1Q03	4Q02	1Q02
Fabless	68%	68%	78%
IDM	32%	31%	21%
System	—%	1%	1%

By Geography	1Q03	4Q02	1Q02
North America	76%	76%	78%
Asia Pacific	13%	14%	14%
Europe	5%	5%	3%
Japan	6%	5%	5%

Revenue Analysis:

Net sales of NT$39.325 billion were 4% less than the level recorded in 4Q02, mainly due to a 7% decline in average selling price in U.S. dollar terms that was partially offset by a 2% rise in wafer shipments and an adjustment of sales return and allowance.

Communications applications were the principal revenue driver in the quarter, while computers were flat. Consumer applications reflected weak seasonal demand.

Revenues from advanced technology wafers once again represented 53% of the Company’s total wafer sales. Worthy of note, revenue contributed by TSMC’s 0.13um technology process increased to 11% of total wafer sales in the quarter.

Revenue mix in terms of customer type remained similar to that of 4Q02. In terms of geography, the revenue mix was little changed from the previous quarter.

Revenue contributed by TSMC subsidiary/affiliates amounted to 10.7% (NT$4.205 billion) of net sales during the quarter versus 10.4% (NT$4.273 billion) in 4Q02.

Wafer shipments increased by 2% to 694K units sequentially.

ASP Trend

TSMC’s average selling price in U.S. dollars declined 7% versus 4Q02, reflecting weaker pricing power amid general market softness, partly offset by a more favorable product mix.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 3

Gross Profit Analysis

				Comparisons
(Amount: NT$ Bn)	1Q03	4Q02	1Q02	QoQ	YoY
COGS	28.9	30.5	23.8	(5)%	22%
Depreciation	13.7	13.3	11.9	3%	15%
Other MFG Cost	15.2	17.2	11.9	(12)%	28%

Gross Profit	10.4	10.7	12.0	(3)%	(14)%

Gross Margin
– TSMC+Aff	26%	26%	34%
– TSMC alone	29%	28%	37%

Gross Profit Analysis:

Gross profit declined NT$296 million to NT$10.386 billion. Gross margin of 26.4% in the quarter was essentially flat with 26% in 4Q02, as efficiencies associated with a higher level of wafer output helped to neutralize the negative impact of lower ASPs.

If wafers manufactured by TSMC affiliates were excluded, the gross margin from TSMC’s manufacturing activities (on a stand-alone basis) would have been 29% compared with 28% in the previous quarter.

Utilization Rate:

TSMC revised its capacity utilization rate formula in the latest quarter to focus on the ratio of commercial wafer output to rated capacity in a given fiscal period. The revised formula excludes engineering wafer output in computing capacity utilization. The resulting utilization rate is a closer reflection of commercial activities in a given fiscal period. Based on the adjusted formula, capacity utilization of 67% in 1Q03 was 1% less than it would have been had the formula remained unchanged. The sequential improvement reflects a higher level of shipments in conjunction with a 4% reduction in overall capacity, almost entirely related to Vanguard. (See Table 2 on Page 6,“Capacity Managed by TSMC,” and discussions below.)

Operating Expenses Analysis

				Comparisons
(Amount: NT$ Bn)	1Q03	4Q02	1Q02	QoQ	YoY
Total Op. Exp.	4.2	5.0	3.8	(17)%	9%
Gen’l & Admin.	1.4	1.1	1.0	26%	38%
Selling & Mkting.	0.3	0.2	0.3	15%	(5)%
R & D	2.5	3.7	2.5	(32)%	(1)%

Operating Expenses:

Operating expenses declined 17% sequentially, largely due to lower R&D expenditures following the conclusion of various projects in the previous quarter. This was offset in part by higher SG&A expenses largely relating to adjustments in provisions for receivables.

Non-Operating Items & Investment:

Net interest expense was little changed from the previous quarter. Other non-operating expense items were NT$0.1 billion worse than the preceding quarter due to the net unfavorable impact of several miscellaneous items, including fixed asset disposal gain/loss, capitalized interest, and royalties.

Investment losses decreased NT$646 million compared with the previous quarter, primarily reflecting better results by WaferTech and investment gains at InveStar.

Non-Operating Items & Investment

				Comparisons
(Amount: NT$ Bn)	1Q03	4Q02	1Q02	QoQ	YoY
Net Int. Inc./(Exp.)	(0.3)	(0.3)	(0.4)	4%	(12)%

Other Non-Ops.	(0.2)	(0.1)	0.1	(68)%	n.m.

Invest. Inc./(Loss)	(1.5)	(2.2)	(0.9)	(30)%	60%
• Wafertech*	(0.5)	(1.0)	0.2	(52%)	n.m.
• SSMC	(0.3)	(0.2)	(0.4)	74%	(25)%
• Vanguard	(0.2)	(0.2)	(0.1)	(16)%	89%
• Others	(0.6)	(0.8)	(0.6)	(28)%	(9)%

*	Operation results only; does not include amortization of goodwill resulting from minority interest acquisition.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 4

Financial Condition Review:

Liquidity Analysis

(Amount:NT$ Bn)	1Q03		4Q02		1Q02
Cash & Equiv.	67.4		61.7		60.8
Accounts Receivable	17.6		16.4		16.4
Inventories	10.2		10.3		9.7
Total Current Assets	103.0		94.7		92.4
Accounts Payable	20.3		27.2		20.9
Total Current Liabilities	20.3		31.2		29.9
Current Ratio:	5.1	x	3.0	x	3.1	x

Net Working Capital:	82.6		63.6		62.6

Liquidity Analysis:

TSMC’s financial liquidity continues to improve.

The Company’s current ratio increased to 5.1x as of 1Q03 from 3.0x as of 4Q02.

Net working capital (the excess of current assets over current liabilities) of NT$82.6 billion was NT$19.1 billion greater than the previous quarter. On a sequential basis, the increase in net working capital reflected a consistently strong cash inflow from operating activities and lower capital expenditures (down NT$8.8 billion, or 49%).

Receivable/Inventory Days Trend:

TSMC’s receivables rose 7% versus the previous quarter, edging up to the equivalent of 42 days revenue compared with 40 days last quarter. This phenomenon is typical in a growth scenario.

Inventories, meanwhile, remained steady compared with the previous quarter, holding at the equivalent of 37.5 days cost-of-goods sold.

Debt Service:

TSMC remains an essentially debt-free company.

Net cash reserves (the excess of cash and equivalents over interest-bearing debt) increased by NT$9.7 billion in 1Q03 versus the previous quarter, reflecting TSMC’s consistently strong operational cash inflow and reduced capital expenditures.

TSMC’s debt level declined to NT$35.0 billion from NT$39.0 billion in the previous quarter as a result of a NT$4.0 billion corporate bond repayment.

Debt Service

(Amount:NT$ Bn)	1Q03	4Q02	1Q02
Cash & Equiv.	67.4	61.7	60.8

S-T Credit Instr.	0.0	4.0	9.0
Bonds Payable	35.0	35.0	35.0

Total Debts	35.0	39.0	44.0

Net Cash Reserves	32.4	22.7	16.8

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 5

Cash Flow Analysis

	1Q03	4Q02	1Q02
(Amount: NT$ Bn)
Net Income	4.4	2.6	6.6
Deprec. & Amort.	15.4	16.1	12.8
Other OP Sources/(Uses)	0.4	5.2	1.6

Total OP Sources/(Uses)	20.1	23.9	21.0

Net Investing Sources/(Uses)	(10.3)	(21.7)	(10.8)

Net Financing Sources/(Uses)	(4.0)	(5.1)	14.8

Net Cash Position Changes	5.8	(2.9)	25.0

Summary Cash Flow Analysis:

During 1Q03, TSMC generated NT$20.1 billion in cash from operating activities.

Net cash used in investing activities totaled NT$10.3 billion, including acquisitions of fixed assets in the amount of NT$9.1 billion. In addition, net cash used in financing activities included NT$4 billion in connection with a bond repayment.

TSMC ended this quarter with NT$5.8 billion more cash on hand than the previous quarter.

Operating Cash Flow Trend:

Operating cash flow of NT$20.1 billion in 1Q03 was NT$3.8 billion less than in the preceding quarter, largely due to a reduced contribution by “other operating sources”. The reduction mainly reflected a cash inflow arising from a change in inventory status in 4Q02 that did not recur in 1Q03.

Apart from the foregoing impact, operating cash flow showed no unfavorable developments. The sum of net income and depreciation/amortization in 1Q03 continued to gain strength versus the previous quarter.

Capital Spending and Capacity

•	Estimated 2003 capital expenditure: In the range of US$1.0 – US$1.5 billion.

•	2003 Installed Capacity (on the basis of 8-inch equivalent wafers):

1,024K/quarter – as of March 2003 (actual)

1,078K/quarter – as of June 2003 (estimate)

Capital Spending and Capacity:

Capital spending totaled US$261 million during 1Q03, over 80% of which was for capacity enhancements at Fabs 6, 8, and 12.

Based on current assumptions, the Company anticipates that its capital expenditures in 2003 are likely to be in the previously forecast range of US$1.0 to US$1.5 billion.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage changes in capacity in accordance with the strength of actual demand.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 29, 2003	Page 6

Table 2

Capacity Managed by TSMC

	Capacity
	1Q03		2Q03 Estimate
Fab Unit/(wafer size)	Estimate	Actual

Fab 2 (6”)[1]	206	206	212

Fab 3 (8”)	193	193	202

Fab 5 (8”)	106	106	106

Fab 6 (8”)	157	154	170

Fab 7 (8”)	65	65	64

Fab 8 (8”)	161	161	170

Fab 12 (12”)	17	17	22

WaferTech (8”)	87	87	88

VIS (8”)	120	80	85

SSMC (8”)	24	24	24

Total Capacity (8” Equiv.)[2]	1,068	1,024	1,078

[1]	6”-wafer is converted into 8”-equivalent wafer by dividing by 1.78; 12”-wafer by multiplying by 2.25.
[2]	Total installed capacity is expressed as 8”-equivalent wafers, in thousands of wafers.

TSMC-managed production capacity totaled 1,024K eight-inch-equivalent wafers as of 1Q03. This amount was about 4% less than the 1Q03 capacity estimate provided in TSMC’s 4Q02 results release on January 28, 2003.

The shortfall was nearly entirely attributable to TSMC’s affiliate, Vanguard, whose capacity had been estimated at a higher level in light of a plan to make all Vanguard capacity foundry-compatible.

This plan did not materialize by the end of 1Q03, and the capacity schedule has been adjusted downward as a result.

A summary of TSMC’s capacity by fabs for 2Q03 is shown in Table 2.

Recap of Important Events & Announcements:

•	TSMC Leads Industry in Production of 0.13um FSG and Low-K Products (04/17)
•	TSMC and NVIDIA Reaffirm Partnership (03/26)
•	TSMC Filed Information with Taiwan Stock Exchange’s Market Observation Post System Regarding Today’s Media Report (Concerning Stock Dividend and Employee Profit Sharing Proposals to Be Presented at TSMC’s Annual Shareholders Meeting on June 3, 2003) (03/05)
•	TSMC Board of Directors Proposes NT$0.80 Stock Dividend (03/04)
•	Taiwan Government Approves First Phase of TSMC China Project (02/26)
•	Cadence and TSMC Team to Accelerate Time-to-Volume for Nanometer Design (01/13)

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of March 31, 2003 and 2002

(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	Mar. 31, 2003			Mar. 31, 2002		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%
Cash	1,941	67,449	18.6	58,349	16.3	9,100	15.6
Short-Term Investment	0	0	0.0	2,450	0.0	-2,450	—
Accounts Receivable	507	17,608	4.8	16,425	4.6	1,183	7.2
Inventories	293	10,178	2.8	9,718	2.7	460	4.7
Other Current Assets	223	7,750	2.1	5,492	1.5	2,258	41.1

Total Current Assets	2,964	102,985	28.4	92,434	25.2	10,551	11.4

Long-Term Investment	983	34,147	9.4	31,419	8.8	2,728	8.7

Fixed Assets	11,754	408,439	112.4	360,378	100.9	48,061	13.3
Less Accumulated Depreciation	-5,837	-202,845	(55.8)	-151,352	(42.4)	-51,493	34.0

Net Fixed Assets	5,916	205,594	56.6	209,026	58.5	-3,432	(1.6)

Other Assets	591	20,537	5.7	24,307	6.8	-3,770	(15.5)

Total Assets	10,454	363,263	100.0	357,186	99.3	6,077	1.7

LIABILITIES
Accounts Payable & Accrued Liabilities	586	20,347	5.6	20,869	5.8	-522	(2.5)
Current Portion of Bonds Payable	0	0	0.0	9,000	2.5	-9,000	(100.0)

Total Current Liabilities	586	20,347	5.6	29,869	8.4	-9,522	(31.9)

Bonds Payable	1,007	35,000	9.6	35,000	9.8	0	0.0
Other Long-Term Liabilities	231	8,031	2.2	10,609	3.0	-2,578	(24.3)

Total Liabilities	1,824	63,378	17.4	75,478	21.1	-12,099	(16.0)

SHAREHOLDERS’ EQUITY
Capital Stock	5,733	199,229	54.8	181,325	50.8	17,904	9.9
Capital Surplus	1,636	56,840	15.6	57,159	16.0	-319	(0.6)
Legal Reserve	536	18,641	5.1	17,180	4.8	1,461	8.5
Special Reserve	0	0	0.0	350	0.1	-350	(100.0)
Retained Earnings	763	26,509	7.3	26,565	7.4	-56	(0.2)
Treasury Stock	-55	-1,923	(0.5)	-2,104	(0.6)	181	(8.6)
Unrealized Loss on Long-Term Investments	-8	-294	(0.1)	0	0.0	-294	—
Cumulated Translation Adjustment	25	883	0.2	1,233	0.3	-350	(28.4)

Total Equity	8,630	299,885	82.6	281,708	78.9	18,177	6.5

Total Liabilities & Shareholders’ Equity	10,454	363,263	100.0	357,186	100.0	6,078	1.7

* Have been reviewed by TNS-external auditor.

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$34.75 per U.S. dollar at the end of March, 2003.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2003 and 2002

(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2003		% of Sales	1Q 2002	YoY	1Q 2003		% of Sales	4Q 2002	QoQ
	USD	NTD		NTD	Inc(Dec)%	USD	NTD		NTD	Inc(Dec)%
Net Sales	1,132	39,325	100.0	35,790	9.9	1,132	39,325	100.0	41,154	(4.4)
Cost of Sales	(833)	(28,939)	(73.6)	(23,763)	21.8	(833)	(28,939)	(73.6)	(30,472)	(5.0)

Gross Profit	299	10,386	26.4	12,027	(13.6)	299	10,386	26.4	10,682	(2.8)

Operating Expenses
General and Administrative Expenses	(40)	(1,395)	(3.5)	(1,007)	38.5	(40)	(1,395)	(3.5)	(1,107)	26.0
Selling and Marketing Expenses	(8)	(284)	(0.7)	(298)	(4.7)	(8)	(284)	(0.7)	(248)	14.5
Research and Development Expenses	(72)	(2,512)	(6.4)	(2,540)	(1.1)	(72)	(2,512)	(6.4)	(3,676)	(31.7)

Total Operating Expenses	(121)	(4,191)	(10.7)	(3,845)	9.0	(121)	(4,191)	(10.7)	(5,031)	(16.7)

Income from Operations	178	6,195	15.8	8,182	(24.3)	178	6,195	15.8	5,651	9.6

Net Non-operating Income (Expenses)	(14)	(499)	(1.3)	(218)	129.0	(14)	(499)	(1.3)	(411)	21.3
Investment Loss	(44)	(1,516)	(3.9)	(946)	60.2	(44)	(1,516)	(3.9)	(2,162)	(29.9)

Income before Income Tax	120	4,180	10.6	7,018	(40.4)	120	4,180	10.6	3,078	35.8

Income Tax Credit (Expenses)	5	178	0.5	(430)	—	5	178	0.5	(525)	—

Net Income	125	4,358	11.1	6,588	(33.8)	125	4,358	11.1	2,553	70.7

Diluted Earnings Per Ordinary Share(4)	0.01	0.23		0.35	(34.4)	0.01	0.23		0.13	74.0

Earnings Per ADR(2)	0.03	1.14		1.74		0.03	1.14		0.66
Weighted Average Outstanding Shares (‘M)(3)		18,581		18,580			18,581		18,581

* Have been reviewed by TNS-external auditor.

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD34.73 per U.S. dollar for the first quarter of 2003.
(2)	1 ADR equals 5 ordinary shares.
(3)

Certain accounts in the financial statements for the three months ended March 31, 2002 and December 31, 2002 have been reclassified to conform to the financial statements for the three months ended March 31, 2003.

(4)

Total weighted average outstanding shares were 18,580,886K shares in 1Q03 and 18,580,336K shares due to tracing back (original 16,832,554K shares) in 1Q02 and to decline in treasury stock for 42,551K shares; Total weighted average outstanding shares were 18,580,700K shares in 4Q02 due to decline in treasury stock for 42,187K shares.

(5)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5%.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2003 and 2002

(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	3 MTHS 2003		3 MTHS 2002	4Q’02
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	125	4,358	6,588	2,553
Depreciation & Amortization	442	15,361	12,842	16,081
Investment Loss Recognized by Equity Method	44	1,516	946	2,162
Loss/(Gain) on Sale of Long-Term Investments			2
Deferred Tax on Investment Tax Credit	-9	-307	427	522
Changes in Working Capital & Others	-23	-799	182	2,603

Net Cash Provided from Operating Activities	579	20,129	20,987	23,921
Cash Flows from Investing Activities:
Increase in Short-Term Investments			-2,450
Acquisition of Fixed Assets	-261	-9,053	-6,599	-17,863
Proceeds from Disposal of Properties	1	42	439	51
Decrease in Deposit out	2	65	37	36
Increase in Long-Term Investments	-29	-1,011	-1,423	-1,163
Proceeds from Sales of Long-Term Stock Investments			1
Increase in Deferred Assets	-10	-360	-805	-2,729

Net Cash Used in Investing Activities	-297	-10,317	-10,800	-21,668
Cash Flows from Financing Activities:
Increase (Decrease) in Bonds Payable	-115	-4,000	15,000	-5,000
Increase (Decrease) in Guarantee Deposits & Others	-1	-20	-242	-113

Net Cash Provided from (Used in) Financing Activities	-116	-4,020	14,758	-5,113

Net Increase (Decrease) in Cash and Cash Equivalents	167	5,792	24,945	-2,860

Cash and Cash Equivalents at Beginning of Period	1,774	61,657	33,404	64,517
Cash and Cash Equivalents at End of Period	1,941	67,449	58,349	61,657

* Have been reviewed by TNS-external auditor.

Note : New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.75 per U.S. dollar, the same as the Balance Sheet Exchange Rate .

[LOGO]

TSMC

2003 First Quarter Results

Investor Conference

April 29th, 2003

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Agenda

- Welcome	
- 1Q'03 Financial Results (unconsolidated)	Harvey Chang
- Remarks	Morris Chang
- Q&A	Morris Chang et. al.

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[LOGO	]	Agenda

• Welcome

• 1Q’03 Financial Results	Harvey Chang
(unconsolidated)

• Remarks	Morris Chang

• Q&A	Morris Chang et. al.

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[LOGO	]	Safe Harbor Notice

•	TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

•	Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 9, 2002.

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[LOGO	]	1Q 2003 Result Highlights

Amount:NT$Billion	1Q ’03 Amount	4Q ’02 Amount	1Q ’02 Amount
Net Sales	39.33	41.15	35.79

Net Income	4.36	2.55	6.59

EPS (NT$)	0.23	0.13	0.35
Cash and Equivalent	67.45	61.66	60.80
Interest-bearing Debt	35.00	39.00	44.00
Shareholders’ Equity	299.88	295.85	281.71
Wafers Shipped (Kpcs)	694	682	599
Utilization (%)
– Wafer out/Capacity	68%	61%	67%
Utilization (%)
– Commercial Wafer out/Capacity	67%

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[LOGO	]	1Q03 Income Statement – YoY Comparison

TSMC w/o Affiliates

NT$Billion	1Q ’03		1Q ’02
Net Sales	35.1	100%	31.9	100%
COGS	(25.0)	-71%	(20.2)	-63%

Gross Profit	10.1	29%	11.7	37%
	1Q ’03		1Q ’02		YOY
Amount:NT$Billion	Amount	%	Amount	%	%
Net Sales	39.33	100%	35.79	100%	10%
COGS	(28.94)	-74%	(23.76)	-66%	22%

Gross Profit	10.39	26%	12.03	34%	-14%
Operating Expense	(4.19)	-11%	(3.85)	-11%	9%

Operating Income	6.20	16%	8.18	23%	-24%
Net Non-operating Income (Exp.)	(0.50)	-1%	(0.22)	-1%	129%
Investment Income (Loss)	(1.52)	-4%	(0.95)	-3%	60%

Income before Tax	4.18	11%	7.02	20%	-40%
Income Tax Credit (Exp.)	0.18	0%	(0.43)	-1%	-%

Net Income	4.36	11%	6.59	18%	-34%

EPS (NT$)	0.23		0.35

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[LOGO	]	1Q03 Balance Sheet, Cash Flow, & Key Ratios – YoY Comparison

Amount: NT $ Billion	1Q ’03		1Q ’02		YOY
Balance Sheet	Amount	%	Amount	%	%
Cash & Equivalent	67.4	19%	60.8	17%	11%
Interest-bearing Debt	35.0	10%	44.0	12%	-20%
Equity	299.9	83%	281.7	79%	6%
Total Assets	363.3	100%	357.2	100%	2%
Cash Flow
Operating Cash Inflow	20.1		21.0		-4%
– Net Profit	4.4		6.6		-34%
– Depreciation & Amort.	1 5.4		1 2.8		20%
Investing Cash Outflow	1 0.3		1 0.8		-4%
– Capital Expenditure	9.1		6.6		37%
Key Ratios
ROE /quarter	5.9%		9.4%
ROA/quarter	5.2%		8.1%

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[LOGO]	1Q03 Income Statement – QoQ Comparison

TSMC w/o Affiliates

NT$Billion	1Q’03		4Q’02
Net Sales	35.1	100%	36.9	100%
COGS	(25.0)	-71%	(26.4)	-72%

Gross Profit	10.1	29%	10.5	28%

	1Q’03		4Q’02		QOQ
Amount: NT$Billion	Amount	%	Amount	%	%
Net Sales	39.33	100%	41.15	100%	-4%
COGS	(28.94)	-74%	(30.47)	-74%	-5%

Gross Profit	10.39	26%	10.68	26%	-3%
Operating Expense	(4.19)	-11%	(5.03)	-12%	-17%

Operating Income	6.20	16%	5.65	14%	10%
Net Non-operating Income (Exp.)	(0.50)	-1%	(0.41)	-1%	21%
Investment Income (Loss)	(1.52)	-4%	(2.16)	-5%	-30%

Income before Tax	4.18	11%	3.08	7%	36%
Income Tax Credit (Exp.)	0.18	0%	(0.53)	-1%	—

Net Income	4.36	11%	2.55	6%	71%

EPS (NT$)	0.23		0.13

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[LOGO]	Income Tax & Investment Tax Credit

Amount: NT$Billion	4Q’02	1Q’03
Income Before Tax & L/T Investment	5.2	5.7
Imputed Income Tax	(0.9)	(1.0)
Investment Tax Credit	0.4	1.2
Income Tax, as reported	(0.5)	0.2	*

*	Higher investment tax credit (ITC) in reflection of a restored ITC benefit due to a recent tax law relaxation.
The effect of a favorable ITC is expected to last throughout 2003.

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[LOGO]	1Q03 Balance Sheet, Cash Flow, & Key Ratios – QoQ Comparison

Amount: NT$Billion	1Q‘03		4Q‘02		QOQ
	Amount	%	Amount	%	%
Balance Sheet
Cash & Equivalent	67.4	19%	61.7	17%	9%
Interest-bearing Debt	35.0	10%	39.0	11%	-10%
Equity	299.9	83%	295.9	80%	1%
Total Assets	363.3	100%	370.0	100%	-2%
Cash Flow
Operating Cash Inflow	20.1		23.9		-16%
–Net Profit	4.4		2.6		71%
–Depreciation & Amort.	15.4		16.1		-5%
Investing Cash Outflow	10.3		21.7		-52%
–Capital Expenditure	9.1		17.9		-49%
Key Ratios
ROE/quarter	5.9%		3.6%
ROA/quarter	5.2%		3.2%

EMPOWERING INNOVATION

Sales Breakdown by Technology

100%
75%
50%
25%
0%
1Q02
2Q02
3Q02
4Q02
1Q03
0.13u-
0.15u
0.18u
0.25u
0.35u
0.50u+
1
30
22
25
13
9
1
29
22
23
14
11
5
20
23
27
13
12
8
24
21
25
11
11
11
21
21
24
12
11

Sales (NT$Bn)	35.8	44.2	39.8	41.2	39.3

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[LOGO]	Sales Breakdown by Technology

[BAR CHART]

Sales
(NT$Bn)	35.8	44.2	39.8	41.2	39.3

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Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
3
2
21
18
56
3
3
23
26
45
5
3
22
34
36
5
3
18
35
39
6
2
13
38
41
1Q02
2Q02
3Q02
4Q02
1Q03

	1Q02	2Q02	3Q02	4Q02	1Q03
Sales (NT$Bn)	35.8	44.2	39.8	41.2	39.3

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[LOGO]	Sales Breakdown by Application

[BAR CHART]

Sales
(NT$Bn)	35.8	44.2	39.8	41.2	39.3

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Sales Breakdown by Geography

US
Asia
Europe
Japan
100%
75%
50%
25%
0%
5
3
14
78
6
3
12
79
6
5
13
76
5
5
14
76
6
5
13
76
1Q02
2Q02
3Q02
4Q02
1Q03

Sales (NT$Bn)	35.8	44.2	39.8	41.2	39.3

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[LOGO]	Sales Breakdown by Geography

[BAR CHART]

Sales
(NT$Bn)	35.8	44.2	39.8	41.2	39.3

Note:	This chart does not reflect the actual shipment destination of sales.

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Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
1
21
78
1
26
73
1
35
64
1
31
68
0
32
68
1Q02
2Q02
3Q02
4Q02
1Q01
Sales
(NT$Bn)
35.8
44.2
39.8
41.2
39.3

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[LOGO]	Sales Breakdown by Customer

[BAR CHART]

Sales
(NT$Bn)	35.8	44.2	39.8	41.2	39.3

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Fab Utilization and ASP Trend

TSMC Group Out Utilization (%)**
Utilization (Bars)
ASP (Line)
ASP/8" Equiv.* (US$)
120
100
80
60
40
20
0
2,000
1,000
0
102
75
58
67
87
102
92
104
108
101
107
105
70
44
41
50
67
85
79
61
67
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1998
1999
2000
2001
2002
2003

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[LOGO]	Fab Utilization and ASP Trend

[GRAPHIC]

*	Average for all Wafers; ASP varies by technology and wafer size
**	The utilization rates in 1999 and 2000 have been restated to include affiliates (WT, TASMC, WSMC, and VIS)

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[LOGO]	Installed Capacity by FAB

FAB	Wafer Size	1Q03 (est.)	1Q03(act.)	2Q03(est.)
Fab-2 [2]	6”	206	206	212
Fab-3 [1]	8”	193	193	202
Fab-5	8”	106	106	106
Fab-6	8”	157	154	170
Fab-7	8”	65	65	64
Fab-8	8”	161	161	170
Fab-12 [2]	12”	17	17	22
Wafer Tech	8”	87	87	88
VIS	8”	120	80	85
SSMC	8”	24	24	24
Total Installed Capacity		1,068	1,024	1,078
(8” Equivalent Kpcs)

Note:

1.	Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2.	6”-wafer is converted into 8”-equivalent wafer by dividing by 1.78; 12”-wafer by multiplying by 2.25.

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[LOGO]	Recap of Major Events in 1Q03

➢	TSMC Leads Industry in Production of 0.13um FSG and Low-K Products (04/17)

➢	TSMC and NVIDIA Reaffirm Partnership (03/26)

➢	TSMC Filed Information with Taiwan Stock Exchange’s Market Observation Post System Regarding Today’s Media Report (Concerning Stock Dividend and Employee Profit Sharing Proposals to Be Presented at TSMC’s Annual Shareholders Meeting on June 3, 2003) (03/05)

➢	TSMC Board of Directors Proposes NT$0.80 Stock Dividend (03/04)

➢	Taiwan Government Approves First Phase of TSMC China Project (02/26)

➢	Cadence and TSMC Team to Accelerate Time-to-Volume for Nanometer Design (01/13)

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[LOGO]	http://www.tsmc.com invest@tsmc.com.tw

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[LOGO]	2Q03 Guidance

➢	Wafer shipments to grow above 20% on a sequential basis;

➢	ASP to improve by 4% due to better product mix;

➢	Revenues from advanced-process technologies (0.18um and more advanced) to account for about 60% of total wafer sales;

➢	An overall utilization rate exceeding 80%, with capacities capable of advanced-process technologies to be utilized at a rate higher than 85%;

➢	Business demand to improve across all customer application segments. The consumer segment should report the strongest growth momentum, followed by the computer segment and the communication segment, respectively.

➢	We continue to expect that CAPEX in 2003 will be within the range of US$1.0 to US$1.5 billion.

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